SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)

                 Michigan National Corporation
                         (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                            594563108
                       (CUSIP Number)

                      MICHAEL F. PRICE
                HEINE SECURITIES CORPORATION
                  51 JOHN F. KENNEDY PARKWAY
                  SHORT HILLS, NJ 07078
                      (201) 912-2152
      (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                       December  5, 1994
            (Date of Event which Requires Filing
                     of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of 6 pages

CUSIP No 594563108              13D        Page 2 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   AF, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

   NUMBER OF      7  SOLE VOTING POWER
   SHARES                  1,080,200 (See Items 2 and  5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            1,080,200 (See Items 2 and 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                         None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON                 1,080,200 (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

                                 8.2% (See Items 2 and 5)

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.594563108        13D         Page 3 of 6 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

   NUMBER OF      7  SOLE VOTING POWER
   SHARES                  None (See Items 2 and 5)
   BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY             None
   EACH           9  SOLE DISPOSITIVE POWER
   REPORTING            None (See Items 2 and 5)
   PERSON         10  SHARED DISPOSITIVE POWER
   WITH                         None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

         None (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

The Schedule 13D previously filed is hereby amended as follows:

Item 4 Purpose of Transaction

Item 4 is replaced in its entirety with the following:

As previously reported and for the reasons described in HSC's prior Schedule 13D filings, HSC believes that the shares of the Issuer's Common Stock are undervalued and the interests of shareholders would be best served by a sale of the Issuer. The Issuer's recently completed "Dutch" auction tender offer for approximately 12% of the outstanding shares of Common Stock is, in HSC's view, further evidence of the intent of the Board of Directors to continue the Issuer's present business strategy and refusal to take steps that would maximize the value of the Common Stock for all shareholders.

As a result of the foregoing, HSC currently is considering the possibility of organizing a committee dedicated to pursuing the sale of the Issuer at a price which reflects the full and fair value of the Common Stock as a means of maximizing shareholder value. In connection therewith, the committee might solicit proxies to elect to the Issuer's Board of Directors at the next annual meeting of shareholders scheduled to be held in April 1995 a slate of nominees who are in favor of pursuing such a sale of the Issuer and that would constitute all or a majority of the number of directors of the Issuer. In this regard, HSC intends to communicate with other shareholders of the Issuer and possible nominees concerning their interest in the foregoing and will explore the feasibility thereof, including obtaining any required regulatory approvals.

Depending upon the course of action that HSC pursues, HSC may acquire on behalf of its advisory clients additional shares of the Common Stock or dispose on behalf of such clients of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Although the foregoing represents the range of activity presently contemplated by HSC with respect to the Issuer and the Common Stock, it should be noted that the possible activities of HSC are subject to change at any time. Except as set forth above, neither HSC nor, to the best knowledge of HSC, any executive officer or director of HSC, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5  Interest in Securities of the Issuer

Paragraphs (a-b) and (d) are replaced in their entirety as follows:

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC (and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of 1,080,200 shares of Common Stock representing approximately 8.2% of the outstanding shares of the Issuer (based on the 13,148,893 shares outstanding on December 5, 1994, calculated by subtracting the 2,166,050 shares which the Issuer purchased in connection with its tender offer from the 15,314,943 outstanding as of September 30, 1994). HSC has sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of Common Stock covered by this Statement. HSC and Mr. Price disclaim any economic interest in or beneficial ownership of the shares of Common Stock covered by this Statement.

(d) HSC's advisory clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 1,080,200 shares of Common Stock.

In addition, Exhibit B (Summary of Transactions Within the
Last Sixty Days) is updated as attached hereto.


Signatures




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 1994


/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price

EXHIBIT B

SUMMARY OF TRANSACTIONS WITHIN THE LAST SIXTY DAYS

DATE        BUY/SELL       NUMBER OF SHARES          PRICE
11/21/94        BUY             16,400             $76.7500
11/21/94        BUY              8,500             $75.8750
11/23/94        BUY             15,000             $74.5000
11/23/94        BUY             61,000             $74.4375
11/25/94        BUY             15,000             $74.1250
12/05/94        BUY             10,000             $73.0000
12/05/94        BUY              5,000             $72.8750
12/07/94        BUY            106,500             $74.5000
12/07/94        BUY             16,800             $74.2500

TOTAL                          254,200